UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)
Under the Securities Exchange Act of 1934*

Maxeon Solar Technologies, Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

Y58473102
(CUSIP Number)

Tian Lingling
TCL Zhonghuan Renewable Energy Technology Co., Ltd.
No. 10 South Haitai Road
Huayuan Industrial Park, Hi-tech Industrial Zone
Tianjin, 300384
People’s Republic of China
+86-22-23789766-3203
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZS”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,106,453

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,106,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,106,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.53%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

2

1	NAMES OF REPORTING PERSONS
TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZS Parent”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,106,453

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,106,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,106,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.53%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3

This Amendment No. 5 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons named therein with the Securities and Exchange Commission on September 8, 2020, as amended by Amendment No.1 filed on April 22, 2021, as further amended by Amendment No.2 filed on August 18, 2022, as further amended by Amendment No.3 filed on May 17, 2023, and as further amended by Amendment No.4 filed on May 24, 2023 (as amended, the “Schedule 13D”) with respect to the ordinary shares, no par value (the “Ordinary Shares”) of Maxeon Solar Technologies, Ltd. (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented by adding the following:

The name, business address and present principal occupation of each of the directors and executive officers of TZS Parent and each of the directors of TZS as of the date hereof is set forth in Schedule A hereto, which amends and restates Schedule A to the Schedule 13D in its entirety. As of the date hereof, TZS does not have any executive officers.

During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their respective directors or executive officers (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On June 14, 2024, TZS and the Issuer entered into a forward purchase agreement (the “Forward Purchase Agreement”), relating to the sale by the Issuer, and the purchase by TZS, on the terms and subject to the conditions set forth in the Forward Purchase Agreement, of Ordinary Shares of the Issuer (the “Forward Purchase Shares”) at an aggregate purchase price of $100 million (the “Forward Purchase Investment”).  The per share purchase price of the Forward Purchase Shares (the “FPA Purchase Price”) will be based on 75% of the average Daily VWAP (as defined in the Forward Purchase Agreement) of the Ordinary Shares for the 10 consecutive trading days ending on and including the date immediately prior to the date when all requisite regulatory approvals for the Forward Purchase Investment have been obtained (such average Daily VWAP, the “Forward Purchase VWAP”), subject to a ceiling price which will provide TZS with 50.1% of the Issuer’s outstanding Ordinary Shares, after giving effect to (i) the exercise of the TZS Warrant (as defined below), (ii) solely to the extent exercised prior to FPA Closing (as defined below), the exercise by TZS of the option to purchase Ordinary Shares pursuant to the A&R Option Agreement (as defined below); (iii) the issuance of the Forward Purchase Shares; and (iv) the exchange, at the Issuer’s option, of all of the Tranche A Notes of the Issuer’s Adjustable Rate Convertible Second Lien Senior Secured Notes due 2028 (the “2L Notes”) then outstanding into Ordinary Shares, pursuant to the terms of the 2L Notes (the “Optional Exchange”).

The closing of the Forward Purchase Investment (the “FPA Closing”) will be subject to the satisfaction of certain conditions, including, among other things, (i) the Issuer shall have exchanged at least 95% of its currently outstanding 6.5% Green Convertible Senior Notes Due 2025 (the “2025 Notes”) into newly issued 2L Notes pursuant to exchange agreements with holders of such 2025 Notes; (ii) the Issuer shall have delivered notice to the holders of the 2L Notes exercising the Issuer’s option under the indenture governing the 2L Notes with respect to the Optional Exchange, pursuant to which the Optional Exchange shall become effective on the date of the FPA Closing; (iii) receipt of certain regulatory approvals; and (iv) a sufficient number of the directors of the Issuer shall have resigned so that following the designation of additional directors by TZS, TZS-designated directors shall constitute a majority of the Issuer’s board of directors (and each committee of the board of directors, other than the audit committee). Upon consummation of the Forward Purchase Investment, TZS is expected to beneficially own no less than 50.1% of the Ordinary Shares and will have the right to nominate a majority of the members of the Issuer’s board of directors.

Previously, on May 30, 2024, concurrently with the Issuer’s entry into the above-referenced exchange agreements with certain holders of the Issuer’s 2025 Notes, the Issuer and TZS entered into certain agreements, including a Convertible Notes Purchase Agreement (the “Additional 1L Notes Purchase Agreement”), a Securities Purchase Agreement (the “New 1L Notes Purchase Agreement”) and an Amended and Restated Option Agreement (the “A&R Option Agreement”).  Pursuant to the Additional 1L Notes Purchase Agreement, the Issuer agreed to sell and TZS agreed to purchase, on the terms and subject to the conditions set forth therein, up to $25,000,000 aggregate principal amount (the “Additional 1L Notes”) of the Issuer’s 7.50% Convertible First Lien Senior Secured Notes due 2027 (the “Existing 1L Notes”), in addition to the $207,000,000 principal amount of Existing 1L Notes already held by TZS.  TZS’s purchase of the full $25,000,000 of Additional 1L Notes was consummated on May 31, 2024.

Pursuant to the New 1L Notes Purchase Agreement, (i) the Issuer agreed to sell and TZS agreed to purchase, on the terms and subject to the conditions set forth therein, $97,500,000 aggregate principal amount of the Issuer’s new 9.00% Convertible First Lien Senior Secured Notes due 2029 (the “New 1L Notes”), for an aggregate purchase price of $97,500,000, which consists of (x) $70,000,000 to be paid by TZS in the form of cash consideration for its purchase of $70,000,000 principal amount of New 1L Notes, (y) $25,000,000 in aggregate principal amount of Additional 1L Notes to be tendered by TZS to the Issuer in exchange for $25,000,000 principal amount of New 1L Notes and (z) $2,500,000, which amount is being paid by TZS on behalf of the Issuer to a global consulting firm for services rendered to the Issuer, and (ii) the Issuer agreed to issue to TZS a warrant (the “TZS Warrant”) for no additional consideration granting TZS the right to purchase certain Ordinary Shares of the Issuer under certain circumstances described below.

Once issued, the New 1L Notes will be convertible, at the option of the holder, from and after the date of issuance until the fifth scheduled trading day immediately preceding the maturity date of the New 1L Notes, in accordance with the terms and conditions to be set forth in the indenture governing the New 1L Notes (the “New 1L Notes Indenture”). Upon the conversion of any of the New 1L Notes, the Company will have the option to settle such conversion by way of cash and/or newly issued Ordinary Shares.  The initial conversion price will be $1.6423 per share, subject to adjustments to be set forth in the New 1L Notes Indenture (the “New 1L Notes Conversion Price”). The New 1L Notes Conversion Price shall be reset based on the Forward Purchase VWAP, if the Forward Purchase VWAP is lower than the initial conversion price.  In the event the $97,500,000 principal amount of New 1L Notes were to be fully converted into Ordinary Shares at the initial New 1L Notes Conversion Price in accordance with the terms and conditions of the New 1L Notes Indenture, the New 1L Notes would be converted into a total of 59,367,960 Ordinary Shares.

The TZS Warrant will have an initial exercise price of $0.01 per share. The TZS Warrant will be exercisable after the date of issuance upon the occurrence of (a) one or more of the holders of the 2L Notes converting all or a portion of such 2L Notes into Ordinary Shares or (b) the Issuer exercising its option under the indenture governing the 2L Notes to cause the Optional Exchange of the Tranche A portion of the 2L Notes into Ordinary Shares (each, an “Exercisability Event”). Following the occurrence of any Exercisability Event, TZS would be entitled to purchase a number of Ordinary Shares under the TZS Warrant such that TZS maintains an ownership of 23.53% of the equity interests of the Company after giving effect to the relevant Exercisability Event and the potential issuance under the TZS Warrant. The TZS Warrant will expire on the later of (a) the closing of the Forward Purchase Investment or (b) five Business Days after the consummation of the Optional Exchange, and only upon the occurrence of any conversion of 2L Notes and/or the Optional Exchange.  The issuance of the New 1L Notes and the TZS Warrant is expected to take place in June 2024, or such other time and place as the Issuer and TZS may agree in writing, subject to the satisfaction of certain conditions set forth in the New 1L Notes Purchase Agreement.

Pursuant to the A&R Option Agreement, the Issuer and TZS amended and restated the Option Agreement originally entered into on August 26, 2020 in order for TZS to have a right to purchase such number of Ordinary Shares as may be necessary to maintain its percentage ownership of Ordinary Shares of the Issuer to provide for anti-dilution protection against (1)(i) any conversion of the 2L Notes to be issued by the Issuer and (ii) any exercise of certain warrants to be issued to holders of the 2L Notes entitling such holders to purchase Ordinary Shares, and (2) any conversion of 2025 Notes that remain outstanding after the 2L Notes are issued.

In connection with the transactions described above, the Issuer advised TZS that the Issuer proposes to amend the terms of the Existing 1L Notes (such amended Existing 1L Notes, the “Amended 1L Notes”) and the indenture governing the Existing 1L Notes (the “1L Notes Indenture”) in order to, among other things, (a) extend the maturity date of the Existing 1L Notes from August 17, 2027 to August 17, 2029; (b) amend the interest rate of the Existing 1L Notes from 7.50% per annum to (i) 8.50% per annum, if the Company elects to pay the interest in cash and payment-in-kind interest or (ii) 7.50% per annum, if the Company elects to pay the interest solely in cash; (c) change the per share conversion price of the Existing 1L Notes to equal the New 1L Notes Conversion Price, subject to reset based on the Forward Purchase VWAP, if the Forward Purchase VWAP is lower than such conversion price; and (d) amend certain covenants of the Existing 1L Notes.  These amendments would take effect concurrently with the consummation of TZS’s purchase of the New 1L Notes and the TZS Warrant. In the event the $207,000,000 principal amount of Amended 1L Notes that will be outstanding following these amendments were to be fully converted into Ordinary Shares at the initial New 1L Notes Conversion Price in accordance with the terms and conditions of the amended 1L Notes Indenture, the Amended 1L Notes would be converted into a total of 126,042,745 Ordinary Shares.  As holder of the Existing 1L Notes, TZS has consented to such proposed amendments to the Existing 1L Notes and the 1L Notes Indenture.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Forward Purchase Agreement, Additional 1L Notes Purchase Agreement, New 1L Notes Purchase Agreement and A&R Option Agreement, copies of which are attached hereto as Exhibits 7.12 through Exhibit 7.15 and which are incorporated herein by reference in their entirety.

Other than as described in Item 4 of this Amendment or as previously reported in the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the actions described in Item 4 of Schedule 13D, although, subject to the Shareholders Agreement and depending on the factors discussed herein, the Reporting Persons, at any time and from time to time, may review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto and, at any time and from time to time, may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No.5 are incorporated herein by reference. As of the date hereof, TZS is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TZS Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 13,106,453 Ordinary Shares, representing approximately 23.53% of the outstanding Ordinary Shares (such percentage is based on 55,705,553 Ordinary Shares outstanding as of June 14, 2024, as disclosed by the Issuer in the Forward Purchase Agreement).

(c) On June 11, 2024, the Issuer issued 820,761 Ordinary Shares to TZS on account of an interest payment on its Existing 1L Notes.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

 Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit Number	Description

7.12	Forward Purchase Agreement, dated as of June 14, 2024, by and between the Issuer and TZS.

7.13	Convertible Notes Purchase Agreement, dated as of May 30, 2024, by and between the Issuer and TZS.

7.14	Securities Purchase Agreement, dated as of May 30, 2024, by and between the Issuer and TZS.

7.15	Amended and Restated Option Agreement, dated May 30, 2024, by and between the Issuer and TZS.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2024

TCL Zhonghuan Renewable Energy Technology Co., Ltd.

By:
Name:
Title:	Authorized Signatory

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:
Name:
Title:	Authorized Signatory

Schedule A
DIRECTORS AND EXECUTIVE OFFICERS OF
TCL ZHONGHUAN RENEWABLE ENERGY TECHNOLOGY CO., LTD.

Set forth below are the name and current principal occupation or employment of each director and executive officer of TZS Parent. The business address of each of the directors and executive officers is No. 10 South Haitai Road, Huayuan Industrial Park, Hi-tech Industrial Zone, Tianjin, 300384, People’s Republic of China.

Name	Principal Occupation or Employment	Citizenship
Dongsheng Li	Chairman of board of directors of TZS Parent	China
Haoping Shen	Vice chairman and CEO of TZS Parent	China
Qian Liao	Director of TZS Parent	China
Jian Li	Director of TZS Parent	China
Jin Yang	Director of TZS Parent	China
Changxu Zhang	Director, CFO and COO of TZS Parent	China
Aimin Yan	Independent director of TZS Parent	U.S.
Ying Zhao	Independent director of TZS Parent	China
Weidong Zhang	Independent director of TZS Parent	China
Shilong Qin	Board secretary of TZS Parent, director of TZS	China
Yanjun Wang	Senior Vice President of TZS Parent	China

Schedule A
DIRECTORS OF
ZHONGHUAN SINGAPORE INVESTMENT AND DEVELOPMENT PTE. LTD.

Set forth below are the name and current principal occupation or employment of each director of TZS. The business address of each of the directors is No. 10 South Haitai Road, Huayuan Industrial Park, Hi-tech Industrial Zone, Tianjin, 300384, People’s Republic of China.

Name	Principal Occupation or Employment	Citizenship
Shilong Qin	Board secretary of TZS Parent; director of TZS	China
Changxu Zhang	Director, CFO and COO of TZS Parent; director of TZS	China
Fabian Bong Tuck Mun	Director of TZS	Singapore